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                               May 4, 2023

       Eric Healy
       Chief Executive Officer
       BranchOut Food Inc.
       205 SE Davis Ave., Suite C
       Bend, Oregon 97702

                                                        Re: BranchOut Food Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 24,
2023
                                                            File No. 333-271422

       Dear Eric Healy:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed April 24, 2023

       Our Articles of Incorporation provide that..., page 34

   1. We note your revisions in response to comment 1. Please include similar disclosure on page 6. In addition,
please revise Exhibit 3.1 to clearly state that the provision does not apply to claims under
the federal securities laws. In the alternative, please provide reasonable assurance
that you will make future investors aware of the provision   s limited
                                                        applicability (for
example, the disclosure will be included in your future periodic reports).
       Capitalization, page 36

   2. We have read your response to prior comment 3, along with your revised disclosures, and have the following
comments:
                                                            Please include the
$34,500 of long term debt related to the EIDL loans in the debt
 Eric Healy
BranchOut Food Inc.
May 4, 2023
Page 2
           line of your capitalization table, or explain to us why you believe it is appropriate to exclude it;
             Explain why the shares related to the automatic conversion of notes, including convertible notes undertaken subsequent to year end, have not been included in the
           'As Adjusted' column of the table.
Resale Prospectus, page II-1

3. We note your response to comment 8. Please revise the cover page of the resale prospectus to disclose that the resale shares will not be sold until the initial public offering is closed and state the price of the initial public offering. Refer to Instruction 2 to Item
      501(b)(3) of Regulation S-K.
Exhibit Index, page II-13

4. We note that you have redacted provisions and terms of certain exhibits. Please revise to mark the exhibit index to indicate that portions of the exhibit or exhibits have been omitted. Refer to Item 601(b)(10)(iv) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Erin Purnell at 202-551-3454 with any other questions.



                                                              Sincerely,
FirstName LastNameEric Healy
                                                              Division of
Corporation Finance
Comapany NameBranchOut Food Inc.
                                                              Office of
Manufacturing
May 4, 2023 Page 2
cc:       Dane Johansen
FirstName LastName